December 5, 2006

Ms. Pamela A. Long
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:        Grupo Simec, S.A.B. de C.V.
Registration Statement on Form F-1
File No. 333-138239

Dear Ms. Long:

We are responding to your comment letter dated November 22, 2006 concerning your review of the Form F-1 registration statement of Grupo Simec, S.A.B. de C.V. (the “Company”) that it filed on October 26, 2006 (the “Form F-1”). Under the same numbers and headings as in your comment letter, the Company has responded to each of your comments as set forth below.

General

1.
Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering within that range. When you complete the filing by filling in the numerous blanks, note that we may have additional comments.

Any preliminary prospectus that the Company circulates will include all the required information. However, since this offering is a repeat offering, and the Company is already an Exchange Act reporting company, the Company believes that Instruction 1 to Item 501(b)(3) of Regulation S-K does not require it to disclose a price range.

2.
Prior to the effectiveness of your registration statement, please provide us with a copy of the letter or call from the NASD indicating that the NASD has no objection to the underwriting compensation described in the filing.

The Company will provide this information or will ask the NASD to call you.

3.
We note that you have yet to file several exhibits. Please file these exhibits as soon as possible in order to give the staff adequate time to review them. Note that we may have comments after we review these materials.

The Company has filed certain additional exhibits with this amendment and will file other required exhibits in due course prior to effectiveness.

4.	Please provide us with copies of any graphics or photos you intend to include in your prospectus. Understand that we will review these materials and may have comments on them.

The Company does not intend to include any graphics or photos in the prospectus.

5.	We note your recent release of financial results for the period ended September 30, 2006. Please update your filing to include these recent results.

The Company has included these results, and a brief discussion of them, beginning at page I-1 of the prospectus.

6.
We note that you refer to independent and/or other specialists throughout the filing, including the notes to your financial statements. It appears to us that you should either identify each expert you refer to or delete your reference to them. We remind you that if you identify and refer to an expert, you must file their consent as an exhibit. Refer to Section 436(b) of Regulation C.

The Company only has referred to its independent auditors or the previous independent auditors of certain predecessor companies. The Company believes that it has filed all the necessary consents as exhibits to the registration statement.

Prospectus Cover Page

7.
Please include a price range as soon as practicable and allow us adequate time to review the filing with the price range before requesting effectiveness. Also, please indicate the number of shares offered and other information left blank in your prospectus. Please refer to Instruction 1 to Item 501(b)(3) of Regulation S-K. In addition, please be advised that you may not circulate copies of your prospectus until you have included an estimated price range and all other information required by the federal securities laws, except information you may exclude in reliance upon Rule 430A of Regulation C.

The Company has provided the missing information. However, as stated in response to comment no. 1 above, since this offering is a repeat offering, and the Company is already an Exchange Act reporting company, the Company believes that Instruction 1 to Item 501(b)(3) of Regulation S-K does not require it to disclose a price range.

Summary, page 1

8.
Ensure that the information you include in your summary and elsewhere is balanced. To the extent that you continue to cite competitive strengths, please review each one and revise as necessary to provide balancing information.

The Company has added a new paragraph at the end of the subsection entitled “Summary - the Company”.

9.	Please revise to explain here what “special bar quality” means.

The Company has revised the disclosure on page iii under “Presentation of Financial and Other Information” to provide the requested explanation.

Summary Consolidated Financial Information, page 8

10.
We note that you have translated peso amounts into U.S. dollars for the convenience of the reader using exchange rates as of June 30, 2006 and December 31, 2005. It appears to us all convenience translations should be based on the exchange rate as of the most recent balance sheet date included in your filing pursuant to Rule 3-20(b) of Regulation S-X. Please advise or revise here and throughout your filing.

The Company has made the requested revisions as needed throughout the filing.

11.
We note that you present EBITDA as a key financial measure here and on pages 12, 38 and 42. It is not clear to us that your current presentation complies with the guidance in SEC Release No. 33-8176. In this regard, it is unclear to us why you believe that the presentation of EBITDA provides useful information to investors regarding your financial condition and results of operations. In addition, we note that you have reconciled EBITDA to operating income under Mexican GAAP. However, we also note your references to net income, net cash flow from operating activities and net cash flow from investing and financing activities. It is therefore unclear to us what you view to be the most directly comparable financial measure to EBITDA. Please revise as appropriate. If you continue to include EBITDA, please ensure that your revised disclosures:

•	include a reconciliation to the most directly comparable financial measure, which appears to be net income;
•	exclude any items that are not inherent in the definition of EBITDA or re-name the measure you present; and
•	specifically address the limits involved in excluding recurring items from a measure that is presented as a performance measure.

The Company continues to believe that its presentation of EBITDA will provide useful information to investors. However, in response to this comment, the Company has provided additional disclosure in the locations noted.

Risk Factor, page 14

12.
Please include a risk factor that addresses the risks related to the disclosure requirements applicable to foreign private issuers versus domestic issuers. For instance, address the fact that you are not required to file quarterly reports.

The Company has added a new risk factor entitled “We are subject to different corporate disclosure and accounting standards than U.S. companies”.

“The operation of our facilities depends on good labor relations with our employees. Labor disruptions, strikes or significant negotiated wage increases could reduce...” page 16

13.	In order to make this risk factor more currently material, please briefly disclose any recent significant labor disruptions.

The Company has provided additional disclosure in response to this comment.

“If we are unable to obtain or maintain quality and environmental management certifications...” page l8

14.
We note that all of the facilities that sell to automotive parts customers are currently ISO 9001 or 14001 certified, as required and that you are currently in compliance with the new certification standards. Please revise to elaborate on the reasons that this risk factor is currently material or delete it.

The Company has revised this risk factor to elaborate on the reasons that it believes that this risk is relevant.

“We depend on our senior management and their unique knowledge of our business and of the SBQ industry...” page 19

15.	Since all companies rely on their key personnel, clearly explain how this specific risk applies to your company.

Upon further consideration, the Company continues to believe that this risk is particularly important to it. The Company believes that its growth strategy has been successful because it has retained most of the key management personnel of the companies that it has acquired. The Company also notes that the SBQ market is a niche market where it believes that its management has more experience than many other competitors. The Company also believes that it would take considerable time to train and prepare managers from commercial or merchant steel facilities to adapt to the SBQ market. The Company has made some revisions to this risk factor in light of this comment however.

Use of Proceeds, page 26

16.
We note that you plan to use the proceeds for general corporate purposes, including investments in fixed assets and potential acquisitions. As applicable, please disclose the information required by Item 3.C.l, 2, and 3 of Form 20-F.

The Company has revised this section to identify the specific capital investments that it is contemplating at this time.

Capitalization, page 27

17.	Please remove “cash and cash equivalents” from the capitalization table.

The Company has removed this item.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43

Overview, page 43

18.
Please revise this section to provide discussion and analysis of known trends, demands, commitments, events and uncertainties that management views as most critical to the company’s revenues, financial position, liquidity, plan of operations and results of operations; rather than a mere narrative recitation of the financial statements. Please refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003).

The Company has revised and expanded the disclosure in the MD&A section to address this comment.

Direct Cost of Sales, page 45

19.	Disclose the difference between the average labor costs and raw materials costs in your Mexican versus your U.S. operations.

The Company has disclosed this information.

Marginal Profit, page 45

20.	Please discuss in greater detail the reasons for the higher prices prevailing in the Mexican steel markets.

The Company has disclosed this information.

Indirect Manufacturing, Selling, General and Administrative Expenses, page 45

21.	Please state with more specificity what the additional expenses from your Republic facilities were.

The Company has disclosed this information.

“Other Income...”, page 46

22.	Please disclose what your other income reflected in the six months ended June 30, 2006 versus the same period in 2005 as well as the reasons for the changes from period to period.

The Company has disclosed this information.

Comparison of Years Ended December 31, 2005, 2004 and 2003, page 47

23.	Please discus the extent to which you were able to pass on your raw materials costs to customers. We note that a portion of your marginal profit was negatively impacted by these increases.

The Company has disclosed this information.

Capitalization, page 50

24.	Please update your capitalization table as of a date no earlier than 60 days prior to the date of the registration statement. Please refer to Item 3.B of Form 20-F.

The Company has updated the table as of October 31, 2006.

Liquidity and Capital Resources, page 50

25.	Please disclose the material restrictive covenants in the GE Facility.

The Company has disclosed several additional restrictive covenants from the GE facility.

Business, page 59

Competition, page 75

26.
We note that you believe that the geographic locations of your various facilities throughout Mexico and product variety helps you to maintain a competitive market position in Mexico and in the southwestern United States and that you believe your Mexicali mini-mill is one of the closest mini-mills to the southern California market, which provides a production and transportation cost advantage in northwestern Mexico and southern California. Please place this fact in context by disclosing, to the extent known, the other steel producers that are similarly situated geographically. Among your competitors, how unique is your position?

The Company has disclosed this information.

27.
We note that you believe that you are the sole Mexican producer of 5 inch, 6 inch and 200 mm I-beams and that there is one other small producer of 4-inch I-beams and that these products accounted for approximately 10%, and 5% of your total finished product sales in 2004 and 2005, respectively. Please disclose the percentage of revenue derived from these products and the extent to which you face international competition for these products.

The Company has disclosed this information.

Environmental Matters, page 81

28.	Please disclose any material expenditure made for environmental compliance or other governmental regulation. Refer to Item 4.B.8 of Form 20-F.

The Company does not consider any of its expenditures for environmental compliance or other governmental regulation to be material.

Shareholder Suits, page 105

29.
Please revise to explain more fully the shareholders’ rights to bring actions against the directors. For example, is there a length of time that the shareholder must have held shares prior to instituting an action? Also, please revise to give more details as to notification requirements. We note the statute of limitation disclosure.

The Company has revised this section to disclose this additional information.

Underwriting, page 118

30.	Please state the address for your underwriter. Refer to Item 9.B.1 of Form 20-F.

The Company has provided the address.

31.	Please disclose the circumstances under which Citigroup would consent to release the lockups.

The Company has disclosed this information.

32.	Please tell us how and when the underwriter may decide to change the offering price after the offering. We may have further comment.

While the shares initially will be offered at the price set forth on the cover page of the prospectus, in the event that the distribution could not be completed for market or other reasons at that price, the underwriters may change the offering price in order to complete the distribution of the shares.

Where You Can Find Additional Information, page 124

33.
We note your statement that each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit and that each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document. Please disclose that all material provisions of the contract or other documents are discussed in the prospectus.

The Company is not aware that there is a requirement to disclose in the prospectus all material provisions of documents that it has filed as exhibits to the registration statement, and therefore it has not made any further revisions in response to this comment. In addition, the Company believes that the disclosure in the first paragraph under “Where You Can Find Additional Information” is consistent with the disclosure in many other recent prospectuses.

Description of American Depositary Receipts

Fees and expenses, page 110

34.
Please disclose any payments from the depositary bank to Grupo Simec, including whether any of the fees collected by the depositary bank will be forwarded to the issuer. Also, explain how the fees will be collected and any consequence of non-payment.

The Company has expanded the Description of American Depositary Receipts section to disclose this information.

Audited Consolidated Financial Statements for the fiscal year ended December 31, 2005

Summary of Significant Accounting Policies, page F-10
(c) Basis of translation of financial statements of foreign subsidiaries, page F-12

35.	Please tell us how you determined that SimRep is a foreign entity for translation purposes while Pacific Steel and Undershaft Investments are considered an integral part of operations.

In accordance with Mexican Accounting Bulletin B-15, Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations, a foreign entity is one whose operations are independent, financially and operationally, from those of the reporting entity; and an integrated foreign operation is one whose operations are dependent, financially and operationally, from those of the reporting entity.

SimRep’s operations are not dependent on the Company’s operations, as its operating and production processes are separate from the Company; therefore, under Mexican GAAP it qualifies as a foreign entity for translation purposes.

The operations of Pacific Steel and Undershaft are dependent on the Company’s operations. Pacific Steel’s operation consists of collecting scrap in the United States in order to sell it to the Company’s plant in Mexicali, Mexico. Undershaft is a sub-holding company currently with no operations, and the Company would fund any of its cash needs directly.

Note 12. Income Tax, Asset Tax and Employee Profit Sharing and Tax Loss Carryforwards, page F-28

36.	Please provide us a more comprehensive and specific explanation of the adjustments to income tax expense resulting from the treatment of your inventory and the reference to note 13c.

The adjustment to income tax expense resulting from inventory is described in footnote 2 to the table on page F-28. Under the Mexican Income Tax Law (MITLA) in force through the fiscal year ended December 31, 2004, the cost of sales was considered as a non deductible expense and instead, purchases of inventory and production costs were considered as deductible items. The tax treatment set in the MITLA gives rise to a deferred tax liability because of the difference in the book value of inventories and its corresponding tax value (NIL).

Effective January 1, 2005, the MITLA considers cost of sales as a deductible item instead of purchases of inventory and production costs. With this change, the inventory balance at December 31, 2004, would be considered as taxable revenue. The MITLA established transition rules to be followed to accumulate the December 31, 2004 inventory balance into taxable revenue.

In a 2005 corporate restructuring, COSICA sold its entire inventory to Simec International (both companies are subsidiaries of the Company). As a result of this transaction, the Company was able to avoid the accumulation of recapture income on COSICA’s inventory under the specific transition rules of MILTA. As a result, the previously recorded deferred tax liability was no longer required.

The adjustment to income tax expense described as “Additional liability” should not have been referenced in the table to footnote 2, as it does not directly relate to inventory. This adjustment is explained in the paragraph following the table and footnotes. MILTA ultimately requires the payment of tax on 2005 net income which is not otherwise taxed. Note 13c referenced in this paragraph further describes this tax. This additional tax indirectly relates to the inventory described above as it is the primary source of income not otherwise taxed for which the additional tax liability is being provided. The Company has deleted the reference to footnote 2 in the table.

Note 19. Differences between Mexican and United States accounting principles, page F-41 General

37.
We note that you acquired 50.2% of SimRep Corporation and that your controlling shareholder acquired the remaining 49.8%. Please explain your rights and your controlling shareholder’s rights regarding your interest and their interest. Please disclose why you and your controlling shareholder structured the acquisition in this manner and address the impact of this structure on your accounting. In addition, please tell us the amount of negative goodwill that was allocated proportionately to all non-current assets and explain the facts and circumstances that resulted in the negative goodwill.

The Company is the main subsidiary of Industrias CH and in order to utilize more effectively each of Industrias CH’s and the Company’s capital structure, the Company and Industrias CH agreed to acquire 50.2% and 49.8% of SimRep Corporation, respectively. By structuring the acquisition in this way, the Company and Industrias CH and the minority shareholders of each of Industrias CH and the Company, which include public shareholders, were able to acquire economic interests in Republic.

Based on SimRep’s bylaws, operational decisions require the approval of more than 50% of the voting stock, and there are no minority rights. The Company has not signed any agreements with Industrias CH affecting the Company’s voting rights in SimRep. The percentages of ownership of SimRep above represent each owner’s own voting rights, and there are no other agreements, options or warrants that would affect these voting rights. As a result of its majority control of SimRep, the Company consolidates SimRep’s financial statements.

The purchase cost of Republic was lower than the fair value of its net assets, resulting in a negative goodwill that the Company allocated on a pro rata basis to the non-current assets. The negative goodwill allocated to non-current assets was approximately $229 million.

38.
We note that, under Mexican GAAP, you deduct freight expenses from net sales. Please clarify how you have considered paragraphs 6 and 7 of EITF 00-10 which would require shipping and handling costs to be classified as an expense and provide any additional disclosures that are necessary to comply with U.S. GAAP.

EITF 00-10 states that shipping and handling billed to customers should be presented as revenues and the cost of those services as cost of sales. However, the Company deducts the cost of this shipping and handling from the revenues. This accounting policy does not have a significant impact on the presentation of the information because the marginal contribution of the Company is not affected as the same amount that is deducted from revenues is the same amount that would be deducted from cost of sales. Furthermore, the cost of shipping and handling is not significant to revenues and cost of sales as it represented 0.3% and 0.4% of each item, respectively, for the year ended December 31, 2005 and 0.2% of both items for the six month period ended June 30, 2006.

39.
We note from your disclosure on page 74 that customer orders are generally cancelable without penalty. Please tell us what, if any, impact this arrangement has on your revenue recognition policy. In addition, please tell us what impact cancelled orders may have on the valuation of the associated inventory.

Customer orders only can be cancelled without penalty before production commences. Historically the Company has not had a significant amount of cancellations. Therefore, this arrangement does not have any impact on the Company’s revenue recognition policy because it recognizes revenue when merchandise is shipped to customers which by definition occurs post production. Finally, because orders can only be cancelled without penalty before production and because the Company can use such inventory to produce other products, there is no impact on the valuation of raw materials.

40.
We note from your disclosure on page F-36 that, if you fail to comply with your supply agreements, customers have the right to reject and/or return the merchandise. Please tell us what consideration you have given to how this right of return should be accounted for under U.S. GAAP.

The Company’s disclosure on page F-36 refers to agreements signed in December of 2005 for shipments to be delivered in 2006. The Company did not recognize revenue at December 31, 2005 for those agreements.

41.	Please tell us what consideration you gave to how the items included in your other income/expense would be classified for under U.S. GAAP.

In 2005, the Company recorded Ps. 38,219 under other expenses that correspond to a cancellation of a prepaid technical assistance that, for Mexican GAAP purposes, was considered as a non-operating expense and for U.S. GAAP purposes was reclassified as operating expenses. The remaining items comprising this caption are a recovery of a commission paid to the Banco Nacional de Comercio Exterior in previous years and inflationary gain on value added tax refunds, which were considered as non-operating items for US GAAP purposes. The items that the Company included in 2004 and 2003 were not reclassified to operating income as the Company considered them to be immaterial.

42.
We note from your disclosure on page F-19 that you have contingent revenues, earnings and assets. Please provide us with a specific and comprehensive description of the nature of these balances. In addition, please tell us what consideration you have given to how these balances should be accounted for under U.S. GAAP.

The Company does not have contingent revenues, earnings or assets. The referenced disclosure describes the accounting policy for these items, but at this time there are no such items.

43.
Please tell us if, for U.S. GAAP purposes, the geographic regions of Mexico and the United States represent separate operating segments that you aggregate into one reportable segment. If they do, please provide us an analysis of how you considered paragraph 17 of SFAS 131 when you determined it was appropriate to aggregate your operating segments. In this regard, please ensure that you address the different economic characteristics of each region. To help us better understand this matter, please provide us with copies of the internal reports that are reviewed by your Chief Operating Decision Maker (CODM).

In 2005, the Company’s CODM, Luis Garcia Limon (CEO), received operating results to make decisions about resource allocation and performance assessment on the Company’s four manufacturing plants in Mexico, Guadalajara, Mexicali, Apizaco and Cholula (Apizaco and Cholula are part of Tlaxcala and for CODM purposes are reported together as one operating segment). The Company considered the three operating segments (Guadalajara, Mexicali and Tlaxcala) from Mexico as one reportable segment because they comply with the criteria in paragraph 17 of FAS 131 as follows:

I) The nature of the products is the same within the reportable segment.

1.     The Guadalajara facility mainly produces structurals, SBQ steel, light structurals and rebar.
2.     The Mexicali facility mainly produces structurals, light structurals and rebar.
3.     The Tlaxcala facilities mainly produce SBQ steel (cold and normal), light structurals and rebar.

II) The nature of the production is the same within the reportable segment.

1.  The Guadalajara facilities and equipment include an electric arc furnace utilizing water-cooled sidewalls and roof, a four-strand continuous caster, five reheating furnaces and three rolling mills.
2.  The Mexicali facilities and equipment include an electric arc furnace utilizing water-cooled sidewalls and roof, a four-strand continuous banana caster, one walking beam reheating furnace, one rolling mill, an oxygen plant and a water treatment plant.
3.  The Tlaxcala facilities and equipment include an electric arc furnace utilizing water-cooled sidewalls and roof, two ladle stations, one degasification station, one four-strand continuous banana caster, two walking beam reheating furnaces and two rolling mills.

III) The type or class of customer for products is the same within the reportable segment, and

IV) The methods used to distribute their products are the same within the reportable segment.

Simec’s Mexican plants distribute steel products throughout Mexico and export steel products primarily to the United States. These plants also export steel products to Central and South America, Canada and Europe. Simec believes that more than half of its steel products are sold to the construction sector, with the remaining amounts being sold to the manufacturing, electrical, mining and automotive industries.

Simec’s basic domestic steel sales are made through a group of approximately 100 independent distributors, who also carry other steel companies’ product lines, and through Simec’s wholly owned distribution center in Guadalajara.

V) The nature of the regulatory and economic environment is the same within the reportable segment.

All Mexican facilities are regulated by the same laws and regulations.

An analysis of the marginal contribution by plant is described below:

Contribution Margin %
Guadalajara	38%
Tlaxcala	26%
Mexicali	35%

The lower contribution margin in Tlaxcala is because its collection of scrap accounts for approximately 75% of the raw materials for its total production and the remaining 25% is covered with billet purchases from other plants and third parties which increases the cost of finished goods. The shortage of raw material that this plant faces forces the Company to buy billet instead of producing it directly. Without the shortage of raw materials the Company is currently facing in this plant, its contribution margin would be similar to those it has in Guadalajara and Mexicali. Therefore, although its margins are lower, the Company has have aggregated Tlaxcala in the reportable segment with the other Mexican plants because of the billet purchases from the other plants and because its long-term contribution margin is expected to be similar to that of the other operating segments.

While the Company's Republic operations in the U.S. which were acquired in late July 2005 have different economic characteristics than its Mexican operations, the Company aggregates all of its operations into one reportable segment for U.S. GAAP purposes. While the CODM was receiving operating results for Republic, they were not being used to assess its performance or to allocate resources to it. Since the acquisition and through the end of 2005, the Company's first task was to understand Republic’s production processes, logistics, markets and information systems in order to integrate it into our operations.

The integration process of Republic started on July 23, 2005 with a transition team from Simec that was sent to each of Republic’s facilities to gain knowledge of its operations and management at its manufacturing plants. The transition team analyzed all of the significant operating processes at each plant and also gained knowledge of other significant processes such as manufacturing, sales, purchases, commercial strategies and other operation processes. In addition, the team analyzed the accounting and reporting processes. The transition team reported directly to Simec’s CODM who during the first five months after the acquisition, traveled every 15 days to Republic to supervise the integration process which was his priority after the acquisition.

One month after Simec's acquisition of Republic, the CEO of Republic informed the Company that he was leaving the Company and at that time the Company assigned a replacement. The transition period lasted approximately 7 months, in which Republic’s newly appointed CEO also learned about Republic’s operations.

During the integration efforts the Company’s main focus was to maintain the level of sales at Republic. The Company’s efforts to turn Republic around started in 2006 once the Company processed all the information and knowledge gained during the integration process. The Company did not make any significant operating decisions or changes in 2005 regarding Republic. Also, the Company’s reporting systems only provided for a manual translation of Republic figures into Mexican Pesos and did not provide any additional information on profit or loss beyond this that was monitored by our CODM. Although the CODM information report included other indicators, for the reasons mentioned in the preceding paragraphs, the CODM did not consider this information in the decision making process and therefore he did not use this information to make resource allocations to and assess performance of Republic in 2005.

In 2006, our CODM began to monitor this information for Republic in order to assess its performance and allocate resources to it. As a result, the Company considered its operations a separate reportable segment and have added the corresponding disclosure in the June 30, 2006 unaudited condensed consolidated financial statements.

The Company is providing you with copies of the relevant portions of its internal CODM reports which you requested under separate cover.

44.	Tell us how you have considered paragraph 37 of SFAS 131 in determining whether you should provide specific disclosures about your product lines.

The Company is a “long steel product” manufacturer, and, as such, the Company does not have different lines of products. The Company’s products are similar in various respects, because its plants have the same production process, and its plants can produce each of the products with no substantial efforts or investment needs. The Company considers all of its products are viewed as commodities. Based on these facts, the Company does not present different steel products separately and aggregates them based on similarities, as allowed by paragraph 37 of SFAS 131.

Statement of cash flows, page F-49

45.	Please revise to more specifically disclose the nature of your adjustment for other non-cash investing activities in your reconciliation of net resources used under Mexican GAAP to U.S. GAAP.

The other non-cash investing activities item in the reconciliation of cash flow under U.S. GAAP refers to a variance in other non-monetary assets.

For the year ended December 31, 2005 this item is related to a deferred income tax asset that resulted from the Republic acquisition. The Company reclassified this item in the Mexican GAAP Statement of Changes in Financial Position in order for it to be properly classified. After this reclassification, there is no longer a need to have the item in the U.S. GAAP cash flow reconciliation, and, therefore, the Company has eliminated it from Note 19.

For the year 2004, the reconciliation item includes amortization of non-current assets for Ps. 38 million, variation on other net assets for Ps. 32 million and Ps. 1 million from others. These items are non-cash items, and therefore the Company has included them in the reconciliation of the cash flow under U.S. GAAP.

PAV Republic, Inc. and Subsidiaries

General

46.	Please explain to us how you determined that comparative financial statements for the interim period ended June 30, 2005 should not be included in your filing. Refer to Rule 3-05 of Regulation S-X.

The latest audited financial statements prior to the acquisition need be included, and, in this case, those financial statements were as of December 31, 2004. The Company included those financial statements in the registration statement in accordance with previous correspondence with the staff. In addition, the Company notes that it also has provided the financial statements of Republic for the period from January 1, 2005 through July 22, 2005 (the date that the Company acquired it) in accordance with previous correspondence with the staff.

Unaudited Pro Forma Condensed Combined Statements of Income for the Six Months Ended June 30. 2005 and for the Year Ended December 31. 2005
Note 2, page F-138

47.
Please provide us a more comprehensive explanation of why you believe it is appropriate to eliminate the expenses associated with the PAV Republic stock option plan. In this regard, please tell us how you considered whether other forms of compensation would have been required in those time periods in order to retain the relevant employees of PAV Republic.

Since the Company acquired Republic, it cancelled Republic’s stock option plan and has paid no other new compensation to retain the relevant employees. Therefore, the Company believes that it is appropriate to eliminate such expense from the pro forma information.

Form 20-F for the fiscal year ended December 31, 2005

Item 15. Controls and Procedures

48.
We note your statement that your disclosure controls and procedures were designed to ensure that you record, process, summarize and report the information required to be disclosed in reports filed under the Exchange Act within the specified time periods. Please confirm to us, and revise future filings to clarify, if true, that your disclosure controls and procedures are also designed for the purpose of ensuring that material information required to be in this report is made known to management and others, as appropriate, to allow timely decisions regarding required disclosures. Alternatively, in future filings you may omit your definition of disclosure controls and procedures and simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be. See Exchange Act Rule 13a-15(e).

The Company confirms that it designed its disclosure controls and procedures in order to ensure that material information required to be in the report is made known to management and others, as appropriate, to allow timely decisions regarding required disclosures. The Company will clarify this point in future filings under the Exchange Act.

* * *

Should you have any questions or require any further information, please feel free to contact me at any time at 212-912-7446 or Marc Rossell at 212-912-7430.

Sincerely,

/s/ Walter G. Van Dorn, Jr.

Walter G. Van Dorn, Jr.

cc:         Craig Slivka
Paul Dudek,
Securities and Exchange Commission
Luis García Limón
José Flores Flores,
Grupo Simec, S.A.B. de C.V.
Michael L. Fitzgerald
Taisa Markus,
Milbank, Tweed, Hadley & McCloy LLP
Marc M. Rossell
Amelia G. Baker,
Thacher Proffitt & Wood LLP